Exhibit 99.1

Press Release

EAACI: Dupixent demonstrated superiority over Xolair (omalizumab) in chronic rhinosinusitis with nasal polyps in patients with coexisting asthma in first-ever presented phase 4 head-to-head respiratory study

•	New late-breaking data at EAACI showed Dupixent outperformed Xolair across all primary and secondary efficacy endpoints of CRSwNP and in all asthma-related endpoints
•

Dupixent also outperformed Xolair in improving such key signs and symptoms as nasal polyp size and sense of smell in CRSwNP, and lung function and disease control in asthma, with rapid improvements seen as early as 4 weeks

•	Results reinforce the efficacy of Dupixent in treating both upper and lower respiratory diseases by targeting IL-4 and IL-13, two key drivers of type 2 inflammation

Paris and Tarrytown, NY, June 15, 2025. Sanofi and Regeneron Pharmaceuticals, Inc. today presented positive results from the EVEREST phase 4 study of adults with severe chronic rhinosinusitis with nasal polyps (CRSwNP) and coexisting asthma. In the study, Dupixent (dupilumab) outperformed Xolair (omalizumab) on all primary and secondary efficacy endpoints of CRSwNP, and in all asthma-related endpoints. The data are from the first-ever presented head-to-head respiratory study with biologic medicines and were shared today in a late-breaking oral presentation at the 2025 European Academy of Allergy and Clinical Immunology (EAACI) Annual Congress, Glasgow, UK.

Eugenio De Corso, MD, PhD

ENT Specialist, Otolaryngology, Head and Neck Surgery, Rhinology, A. Gemelli University Hospital Foundation, IRCSS, Rome, Italy, and lead investigator of the study

“Patients suffering from chronic rhinosinusitis with nasal polyps often live with the constant obstruction of their nasal passages that can lead to burdensome nasal congestion and loss of smell. What’s more, a majority of these individuals also have asthma that can substantially impact their quality of life. EVEREST is the first-ever trial to demonstrate the superiority of Dupixent over Xolair on CRSwNP endpoints in patients with coexisting asthma, along with generally similar safety profiles. Together, these Dupixent outcomes provide important insights that will help guide patients and physicians through the treatment decision-making process.”

In the EVEREST study, 360 adults with severe, uncontrolled CRSwNP and coexisting asthma were randomized to receive Dupixent 300 mg (n=181) every two weeks or a weight- and immunoglobulin E (IgE) level-based dosing regimen of omalizumab (n=179) every two or four weeks. Both Dupixent and omalizumab were added to background mometasone furoate nasal spray (MFNS).

Primary and secondary endpoint results in CRSwNP for patients treated with Dupixent compared to omalizumab at 24 weeks were as follows with differences were seen as early as four weeks:

•	1.60-point superior reduction in nasal polyp size, a primary endpoint (p<0.00011)
•	8.0-point superior improvement in ability to identify different smells, a primary endpoint (p<0.00011). More patients on Dupixent improved above the anosmia threshold compared to omalizumab
•	0.58-point superior reduction in nasal congestion/obstruction, a key secondary endpoint (p<0.00011)
•	0.81-point superior improvement in loss of smell, a key secondary endpoint (p<0.00011)
•	1.74-point superior reduction in symptom severity (p<0.00011)
•	12.7-point difference in health-related quality of life (p<0.00012)
•	31.27-point difference in peak nasal inspiratory flow (p<0.00012)
•	1.87 difference in overall severity of rhinosinusitis (p<0.00012)

Asthma endpoint results for patients treated with Dupixent compared to omalizumab at 24 weeks were as follows, with differences seen as early as four weeks:

•	150 mL difference in lung function (pre-bronchodilator FEV1; p=0.0032)
•	0.48-point difference in asthma control (p<0.00012)

The safety results in the EVEREST study were generally consistent with the known safety profile of Dupixent in its approved respiratory indications, with similar overall rates of adverse events (AEs) observed between Dupixent (64%) and omalizumab (67%). Serious AEs were reported in 2% and 4% of patients treated with Dupixent and omalizumab, respectively. Additionally, AEs leading to study discontinuation were reported in 3% of Dupixent patients and 1% of omalizumab patients.

About the Dupixent phase 4 study

EVEREST is a randomized, double-blind phase 4 study comparing the efficacy and safety of Dupixent to omalizumab in adults with severe, uncontrolled CRSwNP and coexisting mild, moderate, or severe asthma. During the 24-week study, patients received Dupixent 300 mg every two weeks or omalizumab 75 to 600 mg every two or four weeks, which was added to background MFNS. Omalizumab dosing was determined based on body weight and serum total IgE levels as per the approved label. All endpoints were assessed at 24 weeks.

The primary endpoints assessed change from baseline in nasal polyp score (scale: 0-8) and the University of Pennsylvania Smell Identification Test (scale: 0-40). Secondary endpoints included change from baseline in nasal congestion (scale: 0-3), loss of smell (scale: 0-3), total symptom score (scale: 0-9), SNOT-22 (scale: 0-110), peak nasal inspiratory flow, and rhinosinusitis disease severity (visual analogue scale: 0-10 cm). Other endpoints assessed pre-bronchodilator forced expiratory volume over one second and the 7-item Asthma Control Questionnaire (scale: 0-6).

About Dupixent

Dupixent (dupilumab) is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL4) and interleukin-13 (IL13) pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in phase 3 studies, establishing that IL4 and IL13 are two of the key and central drivers of the type 2 inflammation that plays a major role in multiple related and often co-morbid diseases.

1 Statistically significant.

2 Nominally significant as the endpoint was not included in the multiplicity adjustment hierarchy.

Dupixent has received regulatory approvals in more than 60 countries in one or more indications including certain patients with atopic dermatitis, asthma, CRSwNP, eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria, and chronic obstructive pulmonary disease in different age populations. More than one million patients are being treated with Dupixent globally.

Dupilumab development program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical studies involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes in phase 3 studies, including chronic pruritus of unknown origin, bullous pemphigoid, and lichen simplex chronicus. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to numerous approved treatments and product candidates in development, most of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neurological diseases, hematologic conditions, infectious diseases, and rare diseases.

Regeneron pushes the boundaries of scientific discovery and accelerates drug development using our proprietary technologies, such as VelociSuite®, which produces optimized fully human antibodies and new classes of bispecific antibodies. We are shaping the next frontier of medicine with data-powered insights from the Regeneron Genetics Center® and pioneering genetic medicine platforms, enabling us to identify innovative targets and complementary approaches to potentially treat or cure diseases.

For more information, please visit www.Regeneron.com or follow Regeneron on LinkedIn, Instagram, Facebook or X.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Xolair® is a registered trademark of Novartis AG.